UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 17)

MERIDIAN GOLD INC.
(Name of Subject Company)
MERIDIAN GOLD INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)
589975101
(CUSIP Number of Class of Securities)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Marc R. Packer, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500	Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5 (416) 777-4700	John Sabine, Esq. Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 (416) 863-4511

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 17 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Meridian Gold Inc. (“Meridian”) with the Securities and Exchange Commission (the “Commission”) on July 31, 2007, as amended by Amendment No. 1 filed with the Commission on July 31, 2007, Amendment No. 2 filed with the Commission on July 31, 2007, Amendment No. 3 filed with the Commission on August 14, 2007, Amendment No. 4 filed with the Commission on August 20, 2007, Amendment No. 5 filed with the Commission on August 22, 2007, Amendment No. 6 filed with the Commission on September 4, 2007, Amendment No. 7 filed with the Commission on September 5, 2007, Amendment No. 8 filed with the Commission on September 7, 2007, Amendment No. 9 filed with the Commission on September 10, 2007, Amendment No. 10 filed with the Commission on September 12, 2007, Amendment No. 11 filed with the Commission on September 17, 2007, Amendment No. 12 filed with the Commission on September 18, 2007, Amendment No. 13 filed with the Commission on September 20, 2007, Amendment No. 14 filed with the Commission on September 24, 2007, Amendment No. 15 filed with the Commission on September 25, 2007 and Amendment No. 16 filed with the Commission on September 28, 2007 (as amended, the “Statement”). This Amendment No. 17 is being filed by Meridian in connection with the offer by Yamana Gold Inc. (“Yamana”) to purchase all of the outstanding common shares of Meridian, pursuant to the terms and conditions of the Support Agreement, dated as of September 24, 2007, between Yamana and Meridian (the “Support Agreement”), as amended by the Letter Agreement between Yamana and Meridian, dated October 10, 2007 (the “Letter Agreement”). Except as otherwise noted, the information set forth in the Statement remains unchanged.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 is hereby amended and supplemented by adding the following thereto:
     In light of the significant time and effort required to be devoted by each member of the Meridian Board of Directors in connection with the Board’s consideration of Yamana’s original proposal and subsequent offers and the Board’s value-maximization process, each independent director of Meridian will receive aggregate compensation of US$2,500 for each Board meeting attended between June 28, 2007 and October 3, 2007 (whether such meeting was attended in person or by telephone).
     In addition, the Letter Agreement, filed as Exhibit (a)(34) to the Statement, is hereby incorporated by reference in its entirety.
Item 9.   Exhibits.
     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit
Number	Description
(a)(34)	Letter Agreement, dated October 10, 2007, between Yamana and Meridian to amend the Support Agreement (incorporated by reference to the Schedule TO/A filing by Yamana Gold Inc. on October 10, 2007)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2007	MERIDIAN GOLD INC.
	By:	/s/ Peter Dougherty
		Name:	Peter Dougherty
		Title:	Vice President, Finance and Chief Financial Officer